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                              January 22, 2021

       Suneetha Nandana Silva Sudusinghe
       President
       CANNABIS SUISSE CORP.
       Lerzenstrasse 12
       8953 Dietikon, Switzerland

                                                        Re: CANNABIS SUISSE
CORP.
                                                            Form 10-K/A for the
Year Ended May 31, 2020
                                                            Filed October 27,
2020
                                                            File No. 333-213009

       Dear Mr. Sudusinghe:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K/A for the Year Ended May 31, 2020

       Consolidated Financial Statements
       Report of Independent Registered Public Accounting Firm, page 11

   1. Please amend your 10-K to include an audit report with the date of the financial statements. In this
regard, we note that in both the first and last sentences of the first paragraph refer to
balance sheets "as of and 2019" and consolidated statements of operations,
stockholders deficit and cash flows for "years ended and 2019." The reference to "limited
revenues and recurring losses as of " in the last paragraph should be similarly revised.
       Exhibits 31.1 and 31.2, page 1

   2. Please revise to have Suneetha Nandana Silva Sudusinghe sign the officer certifications in both capacities as
Principal Executive Officer and Principal Financial Officer. Refer to
                                                        Question 12 of the
Division of Corporation Finance Sarbanes-Oxley Act of 2002- FAQ
 Suneetha Nandana Silva Sudusinghe
CANNABIS SUISSE CORP.
January 22, 2021
Page 2
         Revised November 14, 2002.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Melissa Raminpour at 202-551-3379
with any questions.



FirstName LastNameSuneetha Nandana Silva Sudusinghe Sincerely,
Comapany NameCANNABIS SUISSE CORP.
                                                    Division of Corporation
Finance
January 22, 2021 Page 2                             Office of Manufacturing
FirstName LastName